Filed by Sun Healthcare Group, Inc.

pursuant to Rule 425 and Rule 433

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sun Healthcare Group, Inc.

Commission File Nos.: 1-12040 and 333-150561

This filing consists of a presentation made by Sun Healthcare Group, Inc. at the 2010 Citi Global Healthcare Conference on May 27, 2010.

1

Statements made in this presentation that are not historical facts are "forward-looking" statements (as defined in the Private Securities
Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as "anticipate," "believe," "plan," "estimate,” "expect,” "hope,” "intend,”
"may” and similar expressions. Forward-looking statements in this presentation also include all statements regarding expected financial position, results of operations, cash flows, liquidity, financing plans, business strategy, growth opportunities, plans and objectives of management for future operations and the timing and impact of the proposed restructuring transactions.  Factors that could cause actual results to differ are identified in the public filings made by the company with the Securities and Exchange Commission and include our ability to consummate the proposed  spin-off; our ability to consummate the equity and debt financings necessary, in connection with the proposed spin-off, to repay Sun’s existing indebtedness on terms acceptable to Sun or at all; changes in Medicare and Medicaid reimbursements; our ability to maintain the occupancy rates and payor mix at our healthcare centers; potential liability for losses not covered by, or in excess of, our insurance; the effects of government regulations and investigations; the significant amount of our indebtedness, covenants in our debt agreements that may restrict our activities and our ability to make acquisitions, incur more indebtedness and refinance indebtedness on favorable terms; the impact of the current economic downturn on our business and our ability to collect our receivables; increasing labor costs and the shortage of qualified healthcare personnel; and our ability to receive increases in reimbursement rates from government payors to cover increased costs. More information on factors that could affect our business and financial results are included in our public filings made with the Securities and Exchange Commission, including our Annual Report on
Forms 10-K and Quarterly Reports on Form 10-Q, copies of which are available on Sun’s web site, www.sunh.com.
The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.  We caution that any forward-looking statements made by us are not guarantees of future performance.  We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

                                       References to “Sun” refer to Sun Healthcare Group, Inc. and its subsidiaries

Non-GAAP Financial Measures

SUNHEALTHCARE
Caring is the Key in Life

References are made in this presentation to EBITDA, EBITDA margin, EBITDAR, EBITDAR margin and FFO, which are non-GAAP financial measures.  These non-GAAP financial measures are reconciled to the corresponding GAAP financial measures in the
Appendices included at the end of this presentation.
EBITDA is defined as net income before loss (gain) on discontinued operations, interest expense (net of interest income), income tax expense (benefit) and depreciation and amortization.  EBITDA margin is EBITDA as a percentage of revenue.  EBITDAR is EBITDA before center rent expense and EBITDAR margin is EBITDAR as a percentage of revenue.  Sun believes that the presentation of
EBITDA, EBITDA margin and EBITDAR provides useful information regarding Sun’s operational performance because they enhance the overall understanding of the financial performance and prospects for the future of Sun’s core business activities, provides consistency in
Sun’s financial reporting and provides a basis for the comparison of results of core business operations between current, past and future periods.  These measures are also some of the primary indicators Sun uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of its business from period to period without the effect of GAAP expenses, revenues and gains that are unrelated to day-to-day performance.
FFO is defined in accordance with the definition used by the National Association of Real Estate Investments Trusts and is defined as net income, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  FFO is useful to investors in comparing operating and financial results between periods.
This is especially true because FFO excludes real estate depreciation and amortization, and real estate values fluctuate based on market conditions rather than depreciate ratably on a straight-line basis over time.  In addition, a presentation of FFO also provides a more meaningful measure of operating results of other real estate investment trusts.

Important Information

SUNHEALTHCARE
Caring is the Key in Life

In connection with the restructuring transaction described in this presentation, SHG Services, Inc. (“Operating Company”) has filed with the SEC a Registration Statement on Form S-1 and Sabra Health Care REIT, Inc. has filed with the SEC a Registration Statement on
Form S-4, each containing an identical proxy statement/prospectus.  The definitive proxy statement/prospectus will be mailed to Sun stockholders.  In addition, Sun has filed a shelf registration statement on Form S-3 (including a prospectus) relating to shares of common stock of Sun with the SEC, and such registration statement has been declared effective.  This presentation does not constitute an offer to sell or a solicitation of an offer to buy shares of Sun common stock, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.  The offering of shares of Sun common stock may be made only by means of a prospectus relating to the proposed offering.
Before making any voting or investment decision, Sun stockholders and investors are urged to read the proxy statement/prospectus, the prospectus in the registration statement on Form S-3, and other documents filed with the SEC carefully and in their entirety when they become available because they will contain important about the proposed
In addition, investors and stockholders of Sun may obtain free copies of the documents filed with the SEC by contacting Sun’s investor relations department at (505) 468-2341 (TDD users, please call (505) 468-4458) or by sending a written request to Investor Relations,
Sun Healthcare Group, Inc. 101 Sun Avenue N.E., Albuquerque, N.M. 87109.
Sun and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sun in connection with the transactions described in this release.  Information about the directors and executive officers of Sun and their ownership of shares of Sun common stock are set forth in the Annual Report on
Form 10-K for the year ended December 31, 2009 filed with the SEC on March 5, 2010 and in the definitive proxy statement relating to
Sun’s 2010 Annual Meeting of Stockholders filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the definitive proxy statement/prospectus when it becomes available.

transactions. Stockholders will be able to obtain these documents free of charge at the SEC’s web site at
www.sec.gov.

5 Recent Developments / Restructuring Transactions

On 05/24/10 Sun Healthcare announced plans to separate into two separate publicly traded companies
Will own Sun’s operating
subsidiaries
Will continue to service
all of its 205 centers
Will manage and grow
ancillary services
Will own Sun’s current real
estate portfolio
Will lease property to the
Operating Company
Will grow and diversify through
acquisitions and new tenant
relationships
Operations
Operating
Company
REIT
Spin Off
Surviving
Entity
Leases
Real Estate
Sun Healthcare Group
Sabra Health Care REIT, Inc. Sun Healthcare Group, Inc.
Unlocks Value of Sun’s Real Estate Assets
Creates Two Companies Well Positioned To Execute Growth Strategies

6.5x
15.0x
Source: CapitalIQ as of 5/16/10
Long Term Care Index: EXE, SKH, ENSG, KND, SUNH, Manor Care, Genesis
HC REIT Index:  VTR, NHP, HR, HCP, HCN, LTC, SNH, OHI
Forward FFO Multiple and Forward EBITDAR Multiple – 2003-2010 YTD
5.0x
6.0x
7.0x
8.0x
9.0x
10.0x
11.0x
12.0x
13.0x
14.0x
15.0x
16.0x
17.0x
18.0x
Jan-03 Mar-04 Jun-05 Sep-06 Nov-07 Feb-09 May-10
HC REIT Index Forward FFO Multiple LTC Index Forward EBITDAR Multiple

Operating  Company REIT
Attractive geographic diversity
with national footprint
Proven operating platform
focused on high acuity patients
Product diversification
Stable and reliable cash flows
Strong balance sheet
Considerable growth
opportunities in higher margin
hospice sector
Strong relationships with
various landlords
Strong and predictable long
term cash flow
Attractive dividend yield
Balance sheet with no near-term
maturities
Triple-net, master lease with
high quality operator
Attractive and diversified
geographic footprint
Positioned to build broad-based
healthcare real estate portfolio
New tenant relationships
Continued focused on core
care capabilities
Unlocks value of real estate
portfolio
Will Continue to Deliver Expected to Deliver

Focused Organization Positioned for Optimal Operating Execution
High Quality Portfolio and Premium Assets
Geographically diversified with strong operating metrics
Proven track record of public company performance
Ability to manage higher acuity patients and drive better margins
Attractive Financial Position
Strong balance sheet and consistent cash flow
Provides flexibility to access the capital markets in the future
Significant Growth Opportunities within the Sector
Well positioned to pursue acquisition opportunities and leverage existing infrastructure in targeted growth segments
Experienced Management Team
Bill Mathies, CEO and Chairman Designate
No Changes in the rest of the management team

Establishes Industry Focused REIT Well Positioned to Build a Broad-based
Healthcare Real Estate Portfolio
Healthcare has proven to be a stable asset class vs. other property types
Healthcare REITs have meaningfully outperformed the overall REIT universe and broader market
Significant Growth Opportunities within the Sector
Large and growing opportunity in current and other healthcare real estate asset classes
Diversify asset base (e.g., ALFs, ILFs, Hospitals, MOBs)
Size provides opportunity to pursue attractive tuck-in acquisitions
Experienced Management Team
Rick Matros, CEO and Chairman Designate
Harold Andrews, CFO Designate
REIT Focused on Diverse Expansion in the Health Care Sector

REIT Portfolio

1
4
3
1
3
2
6
5
1
8
2
15
1
1
3
5
15
3
2
10
2

SUNHEALTHCARE
Caring is the Key in Life

9,934 Licensed Beds in 21 States 9,586 Available Beds 93 Facilities 11 (82 Skilled, 9 AL/IL, 2 Mental Health)

Transaction Process and Timing

SUNHEALTHCARE
Caring is the Key in Life

12 May 24 July – August October – November December Announce Transaction Equity Offering (Proceeds Used to Reduce Debt) Refinance Debt at New Sun and Sabra Separation

Overview of Management

SUNHEALTHCARE
Caring is the Key in Life

New Sun Healthcare Group, Inc. Sabra Health Care REIT, Inc.
Management
Bill Mathies, CEO and Chairman
Designate
No other management changes
Bill Mathies
President of SunBridge Healthcare
Corp. since 2002  and COO since
2006 of all operating companies
Executive Vice President of Beverly
Enterprises, Inc. (1995 to 2002) and
President of Inpatient Subsidiary
(1995-2000)
Management
Rick Matros, CEO and Chairman
Designate
Harold Andrews, CFO Designate
Rick Matros
CEO of health care companies for
over 20 years
Sun’s Chairman and CEO since 2001
Transaction Provides Continuity of Sun Healthcare Leadership

14 Transaction Pro Forma Transaction Pro Forma

New Sun Healthcare Group, Inc. Sabra Health Care REIT, Inc.
Pro Forma
(Dollars in millions)
(1) Adjusted for one-time expenses related to net restructuring costs and net loss on sale of assets.
(2)  Calculated in accordance with NAREIT’s definition of FFO except that there are no adjustments for gains (or losses) from sales of property or adjustments for unconsolidated partnerships and joint ventures.
2009
Q1 ‘10
Revenue 1,881.8 473.3
EBITDAR
(1)
243.8 61.4
EBITDA
(1)
98.7 24.8
Net Income 36.7 8.8
2009 Q1‘10
Revenue 71.9 18.0
EBITDA 69.5 17.4
Net Income 25.5 6.4
FFO
46.4 11.6
$ $ $ $

Pro Forma Capitalization

(Dollars in millions)

	Actual 3/31/10	Pro Forma 3/31/10	
		New Sun	Sabra
Long-term Debt, including amounts due within one year:			
Term loans	$309.4		
Senior subordinated notes	200.0		
Mortgage notes payable	169.5	$5.5	$164.0
Capital leases	0.7	0.7	
New Sun indebtedness (1)		179.0	
New Sabra indebtedness (1)			208.5
Total Debt	679.6	185.2	372.5
Common Stockholders' Equity	461.2	476.7	57.9
Total Capitalization	$1,140.8	$661.9	$430.4

SUNHEALTHCARE
Caring is the Key in Life

The actual amount of the New Sun and/or New Sabra indebtedness may be less than the amount shown above if cash collections from operation s between March 31, 2010 and the date of the Separation are received in accordance with Sun's projections.
(1)

Q1 Financial Performance 17

(dollars in thousands, except per share data)
2010 2009
Revenue $473,255 $468,129
Depreciation and amortization 12,446 10,723
Interest expense, net 11,977 12,726
EBITDAR $  60,770 $   61,473
Margin – EBITDAR 12.8% 13.1%
EBITDA $    42,218 $    43,110
Margin – EBITDA 8.9% 9.2%
Income from continuing operations 10,499 11,602
Diluted earnings per share - normalized $0.24 $0.26
1
st
Quarter Ended March 31
Actual Results

Sun 1
st
Quarter 2010 Results

Interest
Rate
9.1%
4.5%
6.5%
10.0%
6.4%
5.2%
($ in millions)
309.4 Term Loans
$         --- Revolving Credit Facility – $50 million
$   679.6
200.0
479.6
0.7
169.5
$    102.5
Total Debt
Subordinated Debt
Senior Secured Debt
Capital Leases
Mortgage
Debt
Debt:
Cash
Debt
Debt Table – March 2010

Proven Track Record

SUNHEALTHCARE
Caring is the Key in Life

20 Q4 ‘07 Q4 ‘08 Q4 ‘09 $644 $606 $683 $587 Q1 ‘10 Q4 ‘09 Q4 ‘08 3.9x 3.4x Q4 ‘07 4.9x 3.3x Q1 ‘10 Net Debt Leverage Net Debt /EBITDA

Strong Free Cash Flow ($ in millions) Cash flow from operations $38.1 Capital expenditures (17.1) Free cash flow $21.0 FYE 2010 $50 to $55 First Quarter 2010 21

APPENDIX 22

23 NON GAAP RECONCILIATION

As Reported Reconciliation Section

(Dollars in millions) For the Three For the Three
Months Ended Months Ended
March 31, 2010 March 31, 2009
Revenue 473.3 $                       468.1 $
Income from continuing operations 10.5                           11.6
Add:
Income tax expense 7.3                             8.1
D&A 12.4                           10.7
Interest 12.0                           12.7
EBITDA 42.2 $                         43.1 $
    Margin - EBITDA 8.9% 9.2%
Center rent expense 18.6                           18.4
EBITDAR 60.8 $                         61.5 $
   Margin - EBITDAR 12.8% 13.1%
Sun Healthcare Group, Inc. Reconciliation to
Reported EBITDA and EBITDAR

(Dollars in millions) Proforma Proforma
For the Twelve For the Three
Months Ended Months Ended
December 31, 2009 March 31, 2010
Revenue 1,881.8 $                    473.3 $
Net income from continuing operations 36.7                           8.8
Add:
Income tax expense 25.5                           6.1
D&A 24.6                           7.2
Interest 10.7                           2.7
Restructuring costs and net loss on sale of assets 1.3                             -
EBITDA 98.7 $                         24.8 $
    Margin - EBITDA 5.2% 5.2%
Center rent expense 145.0                          36.5
EBITDAR 243.8 $                       61.4 $
   Margin - EBITDAR 13.0% 13.0%
Sun Healthcare Group, Inc. Reconciliation to
Pro Forma EBITDA and EBITDAR

Pro Forma Reconciliation Section

(Dollars in millions) Proforma Proforma
For the Twelve For the Three
Months Ended Months Ended
December 31, 2009 March 31, 2010
Revenue 71.9 $                       18.0 $
Net income 25.5                         6.4
Add:  D&A 20.9                         5.2
FFO 46.4 $                       11.6 $
Add:  Interest 23.1                         5.8
EBITDA 69.5 $                       17.4 $
Sabra Health Care REIT, Inc. Reconciliation to
Pro Forma FFO and EBITDA

Q1 Operating Metrics 27

SunBridge
205 inpatient facilities
19,700 patients/residents
SunDance
460+ contracts/330 non-affiliated
Contract services, rehab agency,
management services
CareerStaff
More than 50% of business is in
hospital settings (also serves SNFs,
schools, prisons)
More than 50% of billings are for
therapist (also provide nursing
and
pharmacy services)
SolAmor
Targeted growth business
LTM revenues increased 93% in the
year-over-year LTM 3/31/10 period
3/31/10 LTM Net Revenue
Total:  $ 1.9 billion
Medicaid
25.0%
35.0%
40.0%
Private Pay
and Other
Skilled Mix
CareerStaff
Inpatient
% of 3/31/10 LTM Net Revenue
By Business Unit
5.2%
89.1%
5.7%
SunDance

Medicare
Implementation of Resource Utilization Group (RUG) system to RUG-IV
13 new RUG categories focused on medically complex
RUGS-IV and elimination of lookback and concurrent effective
10/1/10
Medicaid
Guidance assumes flat rates – 2010 over 2009
States continue to have budgetary issues that may effect rates

Enhance our clinical product and service delivery
Focus on specialty services –Solana/Rehab Recovery Suites
®
Expanding services for clinically complex patients
Continue to execute modernization of the centers

- Pulmonary Disease Management - Neurological and Neurovascular Management
- Cardiac Disease Management - Oncology Care Program
- Pain Management - End of Life Program
- Skin and Wound Management - Amputation Recovery Program
- Infection Control - Bariatric Management
- Diabetes Management - Orthopedic Recovery Program

Occupancy
(3) Quality mix includes all non-Medicaid inpatient
revenues
Inpatient Revenue Quality Mix
$173
$177
$373
$466
Inpatient Revenue Per Patient Day
$450
$364
$168
Medicaid Private and Other
(Percentages represent change from prior period)
Q1 ‘09 Q1 ‘10
$186
Managed Care/Comm Medicare Part A
3.0%
5.1%
<2.5%>
3.5%
Skilled Mix as a % of Revenue
(1) Occupancy excludes hospital
Q1 ‘09
88.8%
Q4 ‘09
87.8%
Q1 ‘10
87.5%
56.3%
Q1 ‘09
Q4 ‘09
54.2%
55.0%
Q1 ‘10
(2) SNF beds only
Managed
Care
33.9%
Q1 ‘09
40.6%
Medicare
6.7%
31.1%
Q4 ‘09
6.3%
37.4%
6.1%
38.6%
32.5%
Q1 ‘10
SunBridge Performance Metrics

Product Differentiation
RRS and Solana
(Same Store Basis)
Q1 ‘09 Q1 ‘10
90.4%
87.7%
26.6%
25.4%
262.26
267.92
Q1 ‘09 Q1 ‘10 Q1 ‘09 Q1 ‘10
Occupancy
Rates
Q1 ‘09 Q1 ‘10 Q1 ‘09 Q1 ‘10 Q1 ‘09 Q1 ‘10
90.5%
89.0%
17.2%
15.8%
230.73 230.30
Occupancy
Skilled Mix
%
Rates
Q1 ‘09 Q1 ‘10
86.6
86.6%
19.6%
18.9%
229.94
233.87
Q1 ‘09 Q1 ‘10 Q1 ‘09 Q1 ‘10
Skilled Mix
%
Occupancy
Rates
86.6%
87.3%
15.9%
15.1%
210.60
214.36
Q1 ‘09 Q1 ‘10 Q1 ‘09 Q1 ‘10 Q1 ‘09 Q1 ‘10
Rates Skilled Mix
%
Occupancy
(39) (22)
(24) (120)
Centers w/RRS Only
Centers w/Solana Only
Centers w/RRS and Solana
Centers w/o RRS or Solana
Skilled Mix
%

Revenue
($ in millions)
EBITDA Margin
SolAmor Performance Metrics
ADC
Q1 ‘10 Q1 ‘09
$3.4
$4.0
$1.7
$0.7
$5.7
$1.3
$11.0
$5.8
Q1 ‘09
Q1 ‘10
283 321
122
405

450
811
Q1 ‘09
Q1 ‘10
19.7%
19.5%
17.7%
20.3%
14.9%
14.1%
19.4%
:Legacy
:Acquisition
:DeNovo

Revenue / Contract
($ in thousands)
EBITDA Margin
Non-Affiliated Contracts
SunDance Performance Metrics
Revenue
($ in millions)
Q1 ‘09
$43.7
Q4 ‘09
$46.3
$50.5
Q1 ‘10
Q1 ‘09
6.9%
Q4 ‘09
5.7%
8.0%
Q1 ‘10
$97.0
Q1 ‘09
Q4 ‘09
$99.8
Q1 ‘10
$107.9
337 337
Q1 ‘09
331

SNF

ALF/Other
Q4 ‘09
149
SNF
188
ALF/Other

ALF/Other
Q1 ‘10

SNF

6.9%
5.2%

6.4%
6.8%

SUNHEALTHCARE
Caring is the Key in Life

Pharmacy
61.9%
25.9%
Allied
Nursing
Physician Services
EBITDA Margin
35
Q1 ‘09
$27.9
Q4 ‘09
$23.6 $23.5
Q1 ‘10
7.9%
Q1 ‘09
Q4 ‘09
10.1%
Q1 ‘10
7.1%
Pharmacy
57.9%
28.9%
Allied
Nursing
Physician Services
Revenue
($ in millions)
Q1 ’10 Revenue
By  Type
Q1 ’09 Revenue
By  Type
CareerStaff Unlimited Performance Metrics

p. 2 Letter from Our CEO
p. 3 Our Public Commitments to Quality Improvement
p. 7 About Our Nursing Centers
p. 9 Our Approach to Quality and its Measurement
p. 10 Quality Information
p. 18 Enhancing the Quality of Our Residents’ Lives
p. 20 About Our Employees
p. 22 Employee Spirit and Achievement
p. 24 Investing in Our Future
36
Published 1
st
annual report on quality
Quality First Pledge
Advancing Excellence Campaign
• Key metrics ahead of national
peers
(Can be found on our website @ www.sunh.com)
36
Sun’s Commitment to Quality